SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g)
of the Securities Exchange Act of 1934 or Suspension of Duty to
File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 0-18283

Pinnacle Banc Group, Inc.
(Exact name of registrant as specified in charter)

2215 York Road, Suite 306, Oak Brook, Illinois 60523, (630) 547-3350
(Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

Common Stock, $3.12 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ X ]
Rule 12g-4(a)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 12h-3(b)(2)(i)	[ ]
Rule 12h-3(b)(2)(ii)	[ ]
Rule 15d-6	[ ]

          Approximate number of holders of record as of the certification or notice date: 0

          Pursuant to the requirements of the Securities Exchange Act of 1934, Old Kent Financial Corporation, as the successor to Pinnacle Banc Group, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 8, 1999	OLD KENT FINANCIAL CORPORATION
(successor to Pinnacle Banc Group, Inc.)

By /s/ Mary E. Tuuk
Mary E. Tuuk
Its Senior Vice President and Secretary